Strong logic ramp and healthy memory drive ASML second-quarter sales New EUV orders intended for volume manufacturing ASML 2016 Second-Quarter Results Veldhoven, the Netherlands July 20, 2016 Public

Public Slide 2 July 20, 2016 Agenda • Investor key messages • HMI acquisition highlights • Business highlights • Business environment • Outlook • EUV highlights • Financial statements

Public Slide 3 July 20, 2016 Investor key messages

Public Slide 4 July 20, 2016 Investor key messages • Shrink is the key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML • Current EUV focus shifts from WHEN to HOW MANY in what timeframe • ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs • DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in the future. These highly differentiated products provide unique value drivers for us and our customers • ASML models an annual revenue opportunity of € 10 billion* by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS* by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy • Planned HMI acquisition provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control * HMI acquisition not included, see Press Release (date June 16th 2016 on www.asml.com)

Public Slide 5 July 20, 2016 HMI acquisition highlights

Public Slide 6 July 20, 2016 HMI acquisition to enhance Holistic Lithography portfolio Rationale: • Combination of HMI e-beam metrology technology and ASML Holistic Lithography will create a new class of products for patterning control which improves yield and time to market needed to support extension of Moore’s law • Patterning control represents a major growth opportunity in the next 5 to 10 years, expands the addressable market opportunity for qualification, monitoring and control to € 2.3 billion in 2020 • In addition, ASML and HMI will accelerate introduction of reticle defect detection to support coming EUV ramp, an opportunity of € 200 million in 2020 • The transaction will be accretive to ASML earnings immediately (before the impact of purchase- price accounting) Status: • ASML placed € 1.5 billion Eurobonds on July 4th offering intended for partial finance of the acquisition • The transaction is expected to close in Q4 2016 and is subject to customary closing conditions. Closing is also subject to approval by HMI's shareholders. The HMI Extraordinary General Meeting is scheduled for August 3rd 2016 For further information on the transaction see our Press Release (date June 16th 2016 on www.asml.com)

Public Slide 7 July 20, 2016 ASML holistic lithography future - a new paradigm: E-beam added: ASML model guides e-beam to improve coverage of critical features; e-beam data enhances ASML model and control of scanner Detailed presentation available on the HMI acquisition on www.asml.com

Public Slide 8 July 20, 2016 Business highlights

Public Slide 9 July 20, 2016 Q2 results summary • Net sales of € 1,740 million, including around € 100 million EUV, 46 litho systems sold valued at € 1,254 million, net service and field option sales at € 486 million • Average selling price of € 27.3 million per system • Gross margin of 42.6% • Operating margin of 23.2% • Net bookings of € 1,566 million, including 4 new EUV systems • Backlog at € 3,371 million, including 10 EUV systems Numbers have been rounded for readers’ convenience

Public Slide 10 July 20, 2016 Sales in Units EUV ArF i ArFdry KrF I-Line 2 19 2 16 7 EUV ArF i ArFdry KrF I-Line 15 2 12 4 Net system sales breakdown in value Technology EUV 8% ArF Immersion 76% ArF Dry 3% KrF 11% I-line 2% End-Use Memory 35% Foundry 40% IDM 25% Q2’16 total value € 1,254 million Q1’16 total value € 856 million ArF Immersion 79% ArF Dry 5% KrF 14% I-line 2% Memory 42% Foundry 48% IDM 10% Numbers have been rounded for readers’ convenience USA 10% Korea 27%Taiwan 20% China 35% Japan 7% Rest of Asia 1% Region (ship to location) USA 21% Korea 20% Taiwan 28% China 15% Japan 4% Rest of Asia 8% Europe 4%

Public Slide 11 July 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 1,452 1,252 892 1,397 1,650 1,333 1,529 1,228 1,187 1,644 1,654 1,740 1,459 1,229 1,318 1,322 1,549 1,211 5,651 1,023 4,732 1,848 5,245 1,494 1,434 6,287 Total net sales million € by quarter Q4 Q3 Q2 Q1 Numbers have been rounded for readers’ convenience 3,073 YTD 5,856

Public Slide 12 July 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 2,184 935 1,489 2,225 2,115 793 844 588 440 831 514 402 1,856 2,279 2,064 1,186 1,608 915 767 5,651 930 4,732 1,252 5,245 1,614 5,856 2,050 6,287 963 Total net sales million € by End-use 3,073 YTD Service & Options Foundry IDM Memory Numbers have been rounded for readers’ convenience

Public Slide 13 July 20, 2016 Bookings activity by sector Q2’16 total value € 1,566 million New systems Used systems Units 40 3 Value M€ 1,555 11 New systems Used systems Units 24 6 Value M€ 802 33 Q1’16 total value € 835 million Memory 25% Foundry 57%IDM 18% Memory 14% Foundry 67% IDM 19% Numbers have been rounded for readers’ convenience

Public Slide 14 July 20, 2016 System backlog in value Technology EUV 31%ArF Immersion 59% ArF Dry 2% KrF 7% I-line 1% Region (ship to location) USA 26%Korea22% Taiwan 35% China 5% Japan 2% Rest of Asia 3% Europe 7% End-Use Memory 18% Foundry 51%IDM 31% Q2’16 total value € 3,371 million Q1’16 total value € 3,018 million Memory 24% Foundry 41% IDM 35% USA 39% Korea 20% Taiwan 26% China 8% Rest of Asia 4% Europe 3% New systems Used systems Units 65 8 Value M€ 3,335 36 New systems Used systems Units 64 12 Value M€ 2,975 43 Numbers have been rounded for readers’ convenience EUV 24% ArF Immersion 61% ArF Dry 3% KrF 10% I-line 2%

Public Slide 15 July 20, 2016 Capital return to shareholders • ASML paid € 446 million in dividend or € 1.05 per ordinary share in Q2 • Purchased € 387 million worth of shares in Q1 and Q2 as part of our 2016/2017 share buyback program for up to € 1.5 billion ◦ Share buyback program will be paused for a few quarters while we are in the midst of the HMI acquisition process Dividend history 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (e ur o) 2008 2009 2010 2011 2012 2013 2014 2015 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 Cumulative capital return 8,000 6,000 4,000 2,000 0 € m illi on 2008 2009 2010 2011 2012 2013 2014 2015 2016 Dividend Share buyback The dividend for a year is paid in the subsequent year Numbers have been rounded for readers’ convenience YTD

Public Slide 16 July 20, 2016 Business environment

Public Slide 17 July 20, 2016 • 2x nm DRAM node progressing, 1x nm node initial production starting • 3D NAND technology ramping • X-Point initial production expected to start this year • Tool shipments continue across multiple nodes • 10 nm foundry and MPU volume ramping • Growing service and field options business continues to be driven by Holistic Litho, growing installed base and upgrade products which allows for improved process control and capital efficiency Business environment Service & field options Memory Logic

Public Slide 18 July 20, 2016 Outlook

Public Slide 19 July 20, 2016 Outlook • Q3 net sales approximately € 1.7 billion • Gross margin around 47% • R&D costs of about € 275 million • SG&A costs of about € 90 million • Other income (Customer Co-Investment Program) of about € 23 million • Effective annualized tax rate around 12% • Our guidance for third-quarter: Numbers have been rounded for readers’ convenience • Full-year 2016 sales: • Expected to exceed our 2015 record sales, ultimate level depends on timing of EUV revenue recognition and size of the combined 10/7 nm node ramp

Public Slide 20 July 20, 2016 EUV highlights

Public Slide 21 July 20, 2016 EUV 2016 targets and achievements • More than 1,200 wafers per day (wpd) exposed on NXE:3350B at a customer site • Peak performance near target (1,488 wpd achieved at ASML) • Five customer systems have achieved a four-week average availability of more than 80%, however consistency still needs to be improved • On track for target: one NXE:3350B system shipped in Q1, one NXE:3350B system shipped in Q2 Productivity - Target: 1500 wafers per day Availability - Target: 80% NXE shipments: 6-7

Public Slide 22 July 20, 2016 Financial statements

Public Slide 23 July 20, 2016 Consolidated statements of operations M€ Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Net sales 1,654 1,549 1,434 1,333 1,740 Gross profit 754 703 660 568 741 Gross margin % 45.6% 45.4% 46.0% 42.6% 42.6% Other income* 21 21 21 23 23 R&D costs (267) (267) (273) (275) (270) SG&A costs (88) (86) (90) (89) (90) Income from operations 419 372 318 228 404 Operating income % 25.3% 24.0% 22.2% 17.1% 23.2% Net income 370 322 292 198 354 Net income as a % of net sales 22.4% 20.8% 20.4% 14.9% 20.3% Earnings per share (basic) € 0.86 0.75 0.68 0.46 0.83 Earnings per share (diluted) € 0.85 0.75 0.68 0.46 0.83 Litho units sold 41 44 37 33 46 ASP new litho systems 32.5 24.2 26.9 29.5 31.6 Net booking value 1,523 904 1,184 835 1,566 * Customer Co-Investment Program (CCIP) Numbers have been rounded for readers’ convenience

Public Slide 24 July 20, 2016 Cash flows M€ Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Net income 370 322 292 198 354 Net cash provided by (used in) operating activities 284 420 985 (6) 481 Net cash provided by (used in) investing activities (107) (99) (1,078) (183) (24) Net cash provided by (used in) financing activities (458) (133) (131) (204) (607) Net increase (decrease) in cash & cash equivalents (284) 186 (222) (395) (137) Free cash flow* 205 333 864 (65) 381 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements Numbers have been rounded for readers’ convenience

Public Slide 25 July 20, 2016 Balance sheets M€ Assets Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Cash & cash equivalents and short-term investments 2,520 2,681 3,409 3,138 2,926 Net accounts receivable and finance receivables 1,589 1,593 1,208 1,302 1,362 Inventories, net 2,592 2,537 2,574 2,750 2,715 Other assets 871 846 940 987 1,146 Tax assets 264 203 181 143 228 Goodwill 2,569 2,574 2,624 2,538 2,603 Other intangible assets 751 739 738 706 714 Property, plant and equipment 1,519 1,533 1,621 1,580 1,609 Total assets 12,675 12,706 13,295 13,144 13,303 Liabilities and shareholders' equity Current liabilities 2,854 2,711 3,107 3,248 3,720 Non-current liabilities 1,859 1,850 1,799 1,593 1,434 Shareholders' equity 7,962 8,145 8,389 8,303 8,149 Total liabilities and shareholders' equity 12,675 12,706 13,295 13,144 13,303 As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy. Numbers have been rounded for readers’ convenience

Public Slide 26 July 20, 2016 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends and outlook, including expected levels of service sales, systems backlog, expected financial results for the third quarter and full year 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance,  including EUV system performance (such as endurance tests), expected industry trends and expected trends in the business environment, statements with respect to the acquisition of HMI by ASML, the expected benefits of the acquisition of HMI by ASML, including expected earnings accretion, enhancement of ASML’s existing product portfolio, the creation of a new class of products which improves yield and time to market, the accelerated introduction of reticle defect detection to support future EUV ramp and related opportunity in 2020, improvement in ASML and HMI’s metrology technologies and support of EUV technologies, the benefits of the acquisition to ASML’s holistic lithography strategy, the growth opportunity represented by patterning control and expansion of market opportunity by 2020 and expected timing of completion of HMI acquisition, statements with respect to EUV targets, including availability, productivity and shipments, including the number of EUV systems expected to be shipped and timing of shipments, and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements